

March 15, 2011

<u>Via Mail and Facsimile (81-3-3586-0374)</u>

Masahiro Sakane
Chairman of the Board
Komatsu Ltd.
2-3-6 Akasaka
Minato-ku, Tokyo 107-8414
Japan

> **Re: Komatsu Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2010**
> **Filed June 29, 2010**
> **File No. 001-7239**

Dear Mr. Sakane:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update us on your contacts with Iran, Syria and Sudan, countries identified by the U.S. State Department as state sponsors of terrorism and subject to U.S. economic sanctions and export controls, since your letters to us of May 30, 2006 and August 1, 2006. We note that your Form 20-F does not provide disclosure regarding these countries. We note that Komatsu Middle East's website lists an office in Tehran, Iran and Komatsu Utility Co.'s website lists dealers in Iran and Syria. We also note public websites that list Iranian companies Isfahan Machine Co. and Kazemi Brothers as Komatsu

distributors in Iran. Your response should describe any services or products you have provided to Iran, Syria or Sudan through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements since your 2006 letters to us, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by their governments.

2. Please discuss the materiality of your contacts with Iran, Syria or Sudan described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan. In this respect, we note July and September 2010 news articles negatively discussing that companies including Komatsu do business with Iran and lend legitimacy to its government.

3. We are aware of a December 2010 news article reporting that you decided not to accept any order for new equipment from any distributor for sale in Iran after October 1, 2010, and that you have taken steps to end service activities to end users in Iran. Please tell us whether Komatsu Middle East will close its office in Iran and whether you have contractual obligations which require you to continue to do business in Iran.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance